Exhibit 99.1

TERMINATION AGREEMENT

This Termination Agreement (this “Agreement”) is entered into as of July 23, 2026 by and between TNL Mediagene, a company incorporated under the laws of the Cayman Islands (the “Company”), and 3i, LP, a Delaware limited partnership (the “Investor”). Each of the Company and the Investor may be referred to herein as a “Party” and together, the “Parties.”

WHEREAS, the Company and the Investor are party to that certain securities purchase agreement, dated as of November 25, 2024, as amended by the Amendment to the Securities Purchase Agreement dated December 8, 2025 (as amended, the “Purchase Agreement”);

WHEREAS, capitalized terms used and not defined in this Agreement shall have the meanings given to such terms in the Purchase Agreement;

WHEREAS, Section 8(a) of the Purchase Agreement provides that the Purchase Agreement may be terminated with the mutual written consent of the Company and the Investor; and

WHEREAS, the Company and the Investor desire to terminate the Purchase Agreement pursuant to the terms of hereof.

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Representation and Warranties. Upon execution and delivery of this Agreement by both Partis (such time, the “Effective Time”), the Purchase Agreement shall be terminated in full and rendered null and void, and all past, current and future obligations, including, without limitation, all rights and obligations of either Party with respect to any Subsequent Closing, Additional Notes and Warrants under Section 1(b)(ii) of the Purchase Agreement (as amended), of each of the Parties under the Purchase Agreement shall be extinguished.

2. Representation and Warranties. Each Party hereby represents and warrants to the other Party that (a) such Party has full power and authority and has taken all action necessary to execute and deliver this Agreement and to fulfill the obligations hereunder and to consummate the transactions contemplated hereby, and (b) the execution, delivery and performance of this Agreement by such Party does not and will not: (i) violate, conflict with or result in the breach of the organizational documents of such Party or (ii) conflict with or violate any law or governmental order applicable to such Party.

3. Release.

(a) For the avoidance of doubt, this Agreement constitutes a mutual termination pursuant to Section 8(a) of the Purchase Agreement.

(b) Upon the Effective Time, each of the Investor, its officers, directors, members, partners, principals, heirs, agents, representatives, successors, insurers, agents, employees, affiliates and/or assigns (collectively, the “Investor Parties”) hereby irrevocably releases, remises and forever discharges the Company, its officers, directors, employees, agents affiliates and/or assigns (collectively, the “Company Parties”) from any and all causes of action, suits, debts, sums of money, covenants, contracts, agreements of any kind, promises, damages, judgments, claims and demands, of any kind or nature whatsoever, whether in law or equity, that any of the Investor Parties may have against any of the Company Parties and that arises in connection with the Purchase Agreement at any time at or prior to the Effective Time.

(c) Upon the Effective Time, each of the Company Parties hereby irrevocably releases, remises and forever discharges each of the Investor Parties from any and all causes of action, suits, debts, sums of money, covenants, contracts, agreements of any kind, promises, damages, judgments, claims and demands, of any kind or nature whatsoever, whether in law or equity, that any of the Company Parties may have against any of the Investor Parties and that arises in connection with the Purchase Agreement at any time at or prior to the Effective Time.

4. Other Transaction Documents. Upon the Effective Time, each of the Notes, the Registration Rights Agreement, the Subsidiary Guarantee and the Irrevocable Transfer Agent Instructions (each as defined in the Purchase Agreement) shall be terminated and of no further force or effect, and no Party shall have any obligation thereunder. Notwithstanding the foregoing or anything else in this Agreement, the termination and releases contemplated hereby shall not terminate, impair or otherwise affect, and each of the following shall remain in full force and effect in accordance with its terms: (i) the ordinary share purchase warrant issued by the Company to the Investor on December 8, 2025 (the “3i Warrant”); and (ii) the Ordinary Share Purchase Agreement, dated as of November 25, 2024, between the Company and Tumim Stone Capital, LLC (as amended, the “Tumim ELOC SPA”), the registration rights agreement related thereto, and all rights and obligations of the parties thereunder.

5. Participation in Future Financings.

(a) Upon any issuance by the Company of Ordinary Shares or Ordinary Share Equivalents for cash consideration, indebtedness or a combination of units hereof that occurs during the one year period after the Effective Time (a “Subsequent Financing”), the Investor shall have the right to participate in any Subsequent Financing up to an amount equal to 25% of such financing on the same terms, conditions and price provided to other investors in the applicable Subsequent Financing.

(b) At least five (5) Trading Days prior to the closing of the Subsequent Financing, the Company shall deliver to the Investor a written notice of its intention to effect a Subsequent Financing (“Pre-Notice”), which Pre-Notice shall ask the Investor if it wants to review the details of such financing (such additional notice, a “Subsequent Financing Notice”). Upon the request of the Investor, and only upon a request by the Investor, for a Subsequent Financing Notice, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver a Subsequent Financing Notice to the Investor. The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

(c) If the Investor desires to participate in such Subsequent Financing, it must provide written notice to the Company by not later than 5:30 p.m. (New York City time) on the fifth (5th) Trading Day after it has received the Pre-Notice that the Investor is willing to participate in the Subsequent Financing, the amount of its participation, and representing and warranting that it has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice. If the Company receives no such notice from the Investor as of such fifth (5th) Trading Day, the Investor shall be deemed to have notified the Company that it does not elect to participate.

(d) The Company must provide the Investor with a second Subsequent Financing Notice, and the Investor will again have the right of participation set forth above in this Section 5, if the Subsequent Financing subject to the initial Subsequent Financing Notice is not consummated for any reason on the terms set forth in such Subsequent Financing Notice within thirty (30) Trading Days after the date of the initial Subsequent Financing Notice.

(e) If the Investor elects to participate in the Subsequent Financing, the transaction documents related to the Subsequent Financing shall not include any term or provision whereby the Investor shall be required to agree to any restrictions on trading as to any of the Conversion Shares or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, this Agreement, without the prior written consent of the Investor.

(f) Notwithstanding anything to the contrary in this Section 5 and unless otherwise agreed to by the Investor, the Company shall either confirm in writing to the Investor that the transaction with respect to the Subsequent Financing has been abandoned or shall publicly disclose its intention to issue the securities in the Subsequent Financing, in either case in such a manner such that the Investor will not be in possession of any material, non-public information, by the tenth (10th) Business Day following delivery of the Subsequent Financing Notice. If by such tenth (10th) Business Day, no public disclosure regarding a transaction with respect to the Subsequent Financing has been made, and no notice regarding the abandonment of such transaction has been received by the Investor, such transaction shall be deemed to have been abandoned and the Investor shall not be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries.

(g) Notwithstanding the foregoing, this Section 5 shall not apply in respect of any Excluded Securities (as defined in the Warrant).

6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any rule or principle that might refer the governance or construction of this Agreement to the laws of another jurisdiction.

7. Entire Agreement. This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained therein and may not be contradicted by evidence of any alleged oral agreement.

8. Further Assurances. Each party to this Agreement agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

9. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument. Facsimile, .pdf and other electronic execution and delivery of this Agreement is legal, valid and binding for all purposes.

10. Headings. The descriptive headings of the various provisions of this Agreement are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement to be effective for all purposes as of the date first above written.

3i, LP

By:	3i Management, LLC, its general partner

By:
Name:
Title:

TNL MEDIAGENE

By:
Name:
Title:

[Signature Page to Termination Agreement]